UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36566

Mobileye B.V.

(Exact name of registrant as specified in its charter)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

+ 972-2-591-7858

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value €0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:           135

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Mobileye B.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 16, 2018
MOBILEYE B.V.

	By:	/s/ Amnon Shashua
Amnon Shashua
Chief Executive Officer and Chief Technology Officer